November 1, 2011

VIA U.S. MAIL AND FACSIMILE

Max Berueffy
Senior Associate Counsel
Protective Life Insurance Company
Post Office Box 2606
Birmingham, AL 35202

> Re: Protective Life Insurance Company
> Protective Variable Annuity Separate Account
> Initial Registration on Form N-4
> File Nos. 333-176657; 811-8108

Dear Mr. Berueffy:

The staff has reviewed the above-referenced registration statement, which the Commission received on September 2, 2011. We provided the registration statement a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. General

   a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

   b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

2. Cover Page

The cover page of the prospectus states that the prospectus is for training purposes only. Please clarify supplementally whether this prospectus will be used to offer securities to the public.

3. Fees and Expenses

   a. *Premium Based Charge* (p. 5): Please clarify that the 0.70% charge is an annualized figure.

    b. In the narrative found on page 5 introducing the Range of Expenses for the Funds, please delete the sentence that states: "Protective Life has not independently verified such information."

4. Summary

Where appropriate within the Summary section, please disclose that withdrawals from the contract are available. Please also note that the contract imposes a Premium Based Charge and a Surrender Charge, and that these two charges are imposed independently and in addition to one another.

5. The Company, Variable Account and Funds

    a. Please confirm supplementally that contractowners will be provided with Milliman, Inc.'s Form ADV Part II.

    b. *Asset Allocation Model Portfolios* (pp. 20-21): The prospectus states that Milliman, Inc. determines the composition of the model portfolios. Please clarify supplementally whether this disclosure means the actual sub-accounts that make up the model portfolios, the target allocations in equity and debt, or both.

    c. *Asset Allocation Model Portfolios* (pp. 20-21): The prospectus states on page 13 that "this Contract may not offer all the Sub-Accounts of the Variable Account" and then goes on to state on page 20 that Milliman, Inc. determines the composition of the model portfolios. If Milliman selects the actual sub-accounts for the model portfolios, and the various contracts offered by Protective Variable Annuity Separate Account may each have a different line-up of sub-accounts, please clarify supplementally whether Milliman creates different model portfolios for each contract using the available sub-accounts.

    d. *Asset Allocation Model Portfolios* (pp. 20-21): When discussing the model portfolios on page 21, please expand on how each model portfolio will seek to achieve its investment objective. For example, please briefly state why fixed income, large cap value, international equity and large cap growth are appropriate investments to achieve moderate growth.

    e. *Asset Allocation Model Portfolios* (pp. 20-21): The Conservative Growth model portfolio lists mortgages as one of the largest asset classes for that model. Please clarify supplementally which of the available sub-accounts invest in mortgages. Please also clarify supplementally that the mortgages noted in this disclosure are of the type which would be appropriate for conservative growth.

6. Description of the Contract

Use of the Contract in Qualified Plans (p. 24): The disclosure suggests that IRA's are tax deferred. As this product is available through a Roth IRA (See page 79 and Exhibit 4(j)), please clarify this disclosure accordingly.

7. The Guaranteed Account

Our General Account (p. 34): Please either move, repeat, or cross-reference the second paragraph of this section in the section "Protective Life Insurance Company" found on page 12.

8. Protected Lifetime Income Benefits ("SecurePay") With Rightime Option

a. When describing the two riders on page 39 please note that benefit base increases do not reflect premium payments received two years after the rider's issue date. Please also note that SecurePay and SecurePay FX have different withdrawal percentages and that SecurePay FX has additional investment restrictions. Please also make corresponding changes to the description of the two riders found in the Summary section.

b. *Reduction of Contract Value to Zero* (p. 50): Please italicize, or otherwise highlight, the last paragraph of this section.

c. *Allocation Guidelines and Restrictions* (pp. 51-56): The allocation guidelines provide various methods of investing, including the use of three of the four model portfolios. In particular, option 3 allows a contractholder to invest a portion of contract value in a model portfolio and the remainder in any manner he chooses, so long as the overall allocation is consistent with the Allocation by Investment Category guidelines. Since the prospectus does not include the sub-accounts that make up the model portfolios, please clarify how a contractholder will be able to determine if they are complying with the Allocation by Investment Category guidelines.

d. *SecurePay NH: Increased AWA Because of Confinement in Nursing Home* (pp. 59-61): Throughout this section the prospectus uses the term Qualification Date as a defined term. Please direct the staff to the portion of the prospectus where this term is defined; otherwise, where appropriate, please define the term.

e. *SecurePay NH: Increased AWA Because of Confinement in Nursing Home* (pp. 59-61): When describing the increased AWA under this benefit, the prospectus presents two scenarios in the initial qualifying year – (1) aggregate withdrawals that are less than or equal to the AWA, and (2) where there has been an excess withdrawal in the qualifying year. Please provide an example for each of these scenarios.

f. *SecurePay NH: Increased AWA Because of Confinement in Nursing Home* (pp. 59-61): When describing the termination and reinstatement of the SecurePay NH benefit the prospectus states that if the SecurePay rider is reinstated, then the SecurePay NH benefit will also be reinstated. Please confirm supplementally that the SecurePay NH benefit will be reinstated without a re-certification of eligibility.

9. Charges and Deductions

a. *Premium Based Charge* (pp. 62-63): Please state that there is an additional sale charge imposed when surrenders are made.

b. *Determining Surrender Charge* (pp. 64-65): When stating "first-in, first-out" please clarify that this means that the surrender charge is deducted from the oldest purchase payments first.

c. *Determining Surrender Charge* (pp. 64-65): The prospectus states that the insurance company then allocates "any final remaining withdrawal amount pro-rata to these Purchase Payments." Please confirm supplementally that this statement is accurate. It does not appear to agree with the example in Appendix B.

10. Annuity Payments

    a. *Annuity Options* (p. 70): Please include a general statement describing how the various annuity options will affect the amount of the annuity payment (e.g., payment for a certain period vs. life income without a certain period, life income with a certain period vs. life income without a certain period).

    b. *Annuity Options* (p. 70): Under Option B, please specifically note that it is possible that only one payment may be made if Option B is selected without a certain period.

11. Appendix A

    a. Please revise Appendix A to make the presentation of the assumptions and timeline more straightforward and easy to follow.

    b. In the assumed transaction for the GMWB Benefit Election, please clarify that the annual benefit election is the annual withdrawal amount. Please also confirm supplementally that using the term GMWB clearly informs a contractholder that the disclosure is referring to the SecurePay rider.

12. Appendix B

    a. Please revise Appendix B to include the following:

        i. Before the Surrender Charge Percentages Table please include the paragraph from page 64 that describes how the free withdrawal amount is determined.

        ii. Please show the two examples (the $50,000 withdrawal and the $250,000 surrender) in an outline format that walks contractholders through the various steps to determine the surrender charge. This outline format should include (i) a determination of the free withdrawal amount (with a demonstration of each step as presented in the paragraph on page 64); (ii) a determination of the amount subject to the surrender charge (the requested withdrawal less the amount determined in step (i)); (iii) a determination of the applicable surrender charge percentage based on the aggregate purchase payments and the number of full years that have passed; and, (iv) a determination of the surrender charge based on the result of step (ii) multiplied by the result of step (iii). Please show the arithmetic associated with determining each amount.

    b. In the example of the $250,000 surrender, please clarify how the amounts allocated to each purchase payment were determined.

13. Appendix E

    a. *Example of SecurePay FX Rider*: In contract year three, please include a footnote describing how the Highest Quarterly Value was determined.

    b. *Example of SecurePay FX Rider*: Please re-order the footnotes so that footnote (X) remains in sequential order with the other footnotes.

    c. *Example of SecurePay FX Rider*: In contract years 12 through 14 the Maximum Available appears to be based upon the Benefit Base which appears in the same row. For example, the

Maximum Available in contract year 12 is $14,479 which is derived from the Benefit Base of $289,576. Please confirm that this presentation is accurate.

d. Please include an example demonstrating the impact of an excess withdrawal in both the SecurePay FX rider and the basic SecurePay rider.

14. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202)

772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Craig Ruckman
Office of Insurance Products

cc: Elisabeth M. Bentzinger
        Sutherland Asbill & Brennan